                                                                   February 21,  2018

U.S. Securities & Exchange Commission

3 World Financial Center

New York, NY 10281

Attn:  Megan Miller

Re: Bertolet Capital Trust (registrant)  File 811-21291

Dear Ms. Miller,

This letter is in response to your question to me on Feb. 13  on whether the recapture balance of $57,915 (on the NAV report labeled as a negative receivable from Advisor representing fees waived & expenses reimbursed by advisor that were subsequently recaptured) was available to advisor at Dec. 31, 2016. Since the recapture balance is available to the advisor, the amount has been settled and removed from the Fund’s books.

Registrant acknowledges that:

1.

Registrant is responsible for adequacy & accuracy of  filings reviewed by the staff; and

2.

Changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and

3.

Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under United States federal securities laws.

If you have any questions or comments, please call me at 212-605-7100. Thank you very much.

                                                                           Sincerely,

                                                               /s/       John E.  Deysher